Exhibit 99T3A.3

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
CHEROKEE INTERNATIONAL FINANCE, INC.

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

        Cherokee International Finance, Inc., a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:

        FIRST: Article FIRST of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

        FIRST: The name of the corporation is Cherokee International Corporation (hereinafter the "Corporation").

        SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 25th day of October, 2002.

CHEROKEE INTERNATIONAL FINANCE, INC.
By:	/s/ Ian A. Schapiro
Name:	Ian A. Schapiro
Title:	Vice President